Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Getty Images Holdings, Inc., omitting subsidiaries that, considered in the aggregate, would not constitute a significant subsidiary as of December 31, 2024.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Getty Images (Seattle), Inc.	Washington (United States)
Getty Images (US) Inc.	New York (United States)
Getty Images International Unlimited Company	Ireland
Getty Images Ireland Holdings Limited	Ireland
Getty Images Luxembourg S.à.r.l.	Luxembourg
Getty Images, Inc.	Delaware (United States)
iStockphoto ULC	Alberta (Canada)
Unsplash Inc.	Canada
Getty Images (UK) Limited	England & Wales